SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
Stanley, Inc.

(Name of Issuer)
Common Stock, $0.01 par value per share

(Title of Class of Securities)
854532108

(CUSIP Number)

Claude Séguin CGI Group Inc. 1130 Sherbrooke Street West, 7th Floor Montréal, Québec Canada H3A 2M8 (514) 841-3200	George Schindler CGI Federal Inc. 12601 Fair Lakes Circle Fairfax, Virginia 22033 (703) 267-8101

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 17, 2010

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	854532108

1	NAMES OF REPORTING PERSON CGI Group Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Canada

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	854532108

1	NAMES OF REPORTING PERSON CGI Federal Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	100%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on May 17, 2010, by CGI Group Inc., a corporation organized under the laws of the Province of Québec, Canada (“CGI”) and CGI Federal Inc., a Delaware corporation (“CGI-US”) and a wholly owned subsidiary of CGI, with respect to the common stock, par value $0.01 per share (the “Common Stock”) of Stanley, Inc., a Delaware corporation (“Stanley”). As described in more detail below, Items 2, 4, 5, and 6 have been amended by this Amendment as a result of the Merger of CGI Fairfax Corporation, a Delaware corporation and a wholly owned subsidiary of CGI-US and an indirect wholly owned subsidiary of CGI (“CGI-Fairfax”), with and into Stanley on August 17, 2010. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D.
The Schedule 13D is amended and supplemented as follows:
Item 2. Identity and Background
Item 2 of the Schedule 13D is hereby amended and supplemented by amending and restating Schedule A as attached hereto:
Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end hereof:
The Offer expired at 12:00 midnight, New York City time, on Monday, August 16, 2010. CGI has been advised by Computershare Investor Services Inc., the depositary for the Offer, that as of the expiration time, stockholders of Stanley had tendered and not validly withdrawn approximately 22,556,825 shares (including approximately 2,606,303 shares subject to guarantees of delivery), representing approximately 95.2% of the outstanding shares of Stanley Common Stock. All shares that were tendered and not validly withdrawn have been accepted for purchase. CGI-Fairfax will promptly pay for such shares at the offer price of $37.50 per share without interest and less any required withholding taxes.
On August 17, 2010, CGI-Fairfax effected a “short-form” merger under Delaware law and Stanley became a wholly owned subsidiary of CGI-US. As a result of the Merger, all then-outstanding shares of Stanley Common Stock (other than those held by CGI-Fairfax or by stockholders who validly exercise appraisal rights) were cancelled and converted into the right to receive $37.50 per share in cash without interest and less any required withholding taxes.
At the effective time of the Merger (the “Effective Time”):
(i) shares of Common Stock held by Stanley as treasury stock or owned by CGI, CGI-US or CGI-Fairfax, or their respective subsidiaries, were automatically canceled and ceased to exist; and
(ii) except as provided immediately above and other than shares of Common Stock owned by Stanley’s stockholders who perfect their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware, each share of Common Stock outstanding immediately prior to the Effective Time was converted into the right to receive $37.50, net to the seller in cash, without interest thereon and less any required withholding taxes; and
(iii) each share of common stock of CGI-Fairfax was converted into one share of common stock of the surviving corporation of the Merger; and
(iv) the Certificate of Incorporation of Stanley was amended and restated; and
(v) the Bylaws of CGI-Fairfax became the Bylaws of Stanley; and
(vi) the directors of CGI-Fairfax immediately prior to the Effective Time became the directors of Stanley; and

(vii) each of Brian J. Clark, Scott D. Chaplin, Gregory M. Denkler, Sean M. Gallagher, Lucas J. Narel, Philip O. Nolan, and George H. Wilson were removed as officers of Stanley. George Schindler, James B. Peake, Donna Ryan, Christina F. Marchione, and Scott B. Pfost were appointed as officers of the Company to serve as President, Senior Vice-President, Senior Vice-President, Vice-President and Corporate Secretary, and Treasurer, respectively.
The Common Stock will cease to be traded on the New York Stock Exchange as of market open on August 18, 2010. Following the Effective Time, the NYSE will file a Form 25 with the SEC to delist the Common Stock. Upon the effectiveness of the Form 25, Stanley will file a Form 15 to terminate the registration of the Common Stock under Section 12(g) of the Act.
The foregoing summary of certain provisions of the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to CGI’s Form 6-K filed with the SEC on May 7, 2010, and the exhibits attached thereto, including the Merger Agreement.
Item 5. Interest in Securities of the Issuer
(a)—(b) As a result of the Merger, CGI indirectly beneficially owns, and CGI-US directly beneficially owns, 1,000 shares of the common stock of surviving corporation of the Merger, representing 100% of the issued and outstanding shares of the surviving corporation’s common stock.
(c) Except for the Merger Agreement and the Stockholders Agreement, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Schedule A to this Schedule 13D, has effected any transaction in shares of Common Stock during the past 60 days.
(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities subject to the Stockholders Agreement.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:
The information set forth in Items 4 and 5 of this Amendment is hereby incorporated by reference.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.
Date: August 17, 2010

CGI Group Inc.
By:	/s/ Claude Séguin
	Name:	Claude Séguin
	Title:	Senior Vice President, Corporate Development and Strategic Investments

CGI Federal Inc.
By:	/s/ George Schindler
	Name:	George Schindler
	Title:	President

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF CGI GROUP INC.
The current directors and executive officers of CGI are listed below. Except as set forth below, the current business address of each person is 1130 Sherbrooke Street West, 7th Floor, Montreal, Québec, Canada H3A 2M8.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

R. David Anderson	Mr. Anderson joined CGI in 1998. He became Senior Vice-President and Corporate Controller in 2001 and is currently Executive Vice-President and Chief Financial Officer.

Claude Boivin	Director. Mr. Boivin held a number of senior positions at Hydro-Québec and was President and Chief Operating Officer when he retired in 1992. Mr. Boivin is also a director of Héroux Devtek Inc., GLV Inc. and Boralex Power Income Fund.

Bernard Bourigeaud	Director. Mr. Bourigeaud is a citizen of Belgium. Mr. Bourigeaud has been Chairman of BJB Consulting, a CEO to CEO consultancy business, since before 2005. Until September 2007, Mr. Bourigeaud was Chairman and CEO of Atos Origin S.A., a leading global IT services company that he founded in November 2000. Mr. Bourigeaud is also a member of the Supervisory Board of ADVA Optical Networking, a publicly-traded company listed on the Frankfurt Stock Exchange.

Jean Brassard	Director. Mr. Brassard joined CGI in 1978 as a Vice-President. He was, until he retired in 2000, President and Chief Operating Officer of CGI.

Robert Chevrier	Director. Mr. Chevrier has been President of Roche Management Co. Inc., a holding and investment company, since before 2005. A chartered accountant, he was previously Chairman and Chief Executive Officer of Rexel Canada Inc. (formerly Westburne Inc.), a distributor of electric products, from November 1993 until January 2001. Mr. Chevrier is also a director of Bank of Montreal, Cascades Inc., Richelieu Hardware Ltd., and Compagnie de Saint-Gobain.

Dominic D’Alessandro	Director. Mr. D’Alessandro is currently retired. He was President and Chief Executive Officer of Manulife Financial Corporation, an insurance and financial company, from 1994 until 2009.

Thomas P. d’Aquino	Director. Mr. d’Aquino served as Chief Executive and President of the Canadian Council of Chief Executives from 1981 to December 31, 2009, when he retired from that position and joined Gowlings, a leading Canadian law firm, as senior counsel and Chair of its Business Strategy and Public Policy Group. He is also Chairman and Chief Executive of Intercounsel Ltd., a private company engaged in providing strategic solutions and in advancing transformational change. In addition to serving as Chairman of the National Gallery of Canada Foundation, Mr. d’Aquino serves on the Board of Directors of Manulife Financial Corporation, an insurance and financial company, and Coril Holdings Ltd., a company engaged in global securities management, railroad maintenance of way and manufacturing, real estate development, property management, trustee services, custodianship and mining exploration and development.

Paule Doré	Director. Mrs. Doré joined CGI in 1990 as Vice-President Communications and Human Resources, and was Executive Vice-President and Chief Corporate Officer and Secretary until September of 2006 when she assumed the role of Advisor to the Founder and Executive Chairman, a position she held until her retirement in August of 2009. Mrs. Doré is also a director of AXA Canada. Mrs. Doré is also a member of the Board of Directors of Cogeco Inc., a publicly-traded company listed on the Toronto Stock Exchange.

Benoit Dubé	Mr. Dubé joined CGI in 2003 and is currently Executive Vice-President and Chief Legal Officer.

Richard B. Evans	Director. In 2009, Mr. Evans retired as an Executive Director of London-based Rio Tinto plc and Melbourne-based Rio Tinto Ltd. He was Chief Executive of Rio Tinto Alcan from October 2007 until February 2009, and served as special adviser to the company until December 2009. Prior to that he was President and Chief Executive Officer of Alcan Inc. until its acquisition by Rio Tinto in October of 2007. In March 2010, Mr. Evans was appointed an independent director of Noranda

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years

Aluminum Holding Company. In May 2010, Noranda Aluminum Holding Company completed a partial initial public offering and is now publicly traded on the New York Stock Exchange. He is now Chairman of the Board of AbitibiBowater, a leading forest products company based in Montreal.

Serge Godin	Executive Chairman of the Board. Mr. Godin cofounded CGI in 1976 and became its first President, a position he held until April 22, 2002. Mr. Godin was Chief Executive Officer of CGI until January 31, 2006.

André Imbeau	Executive Vice-Chairman of the Board and Corporate Secretary. Mr. Imbeau co-founded CGI in 1976 and was, until July 2006, Executive-Vice-President and Chief Financial Officer.

David L. Johnston	Director. Mr. Johnston is President and Vice-Chancellor of the University of Waterloo following 15 years as Principal and Vice-Chancellor of McGill University. He is also a director of Masco Corporation, Fairfax Financial Holdings Limited and Arise Technologies Inc. and is a Founding Trustee of the MasterCard Foundation.

Gilles Labbé	Director. Since June 2000, Mr. Labbé has been President, Chief Executive Officer and a director, of Héroux Devtek Inc., an aerospace and industrial products manufacturer.

Eileen A. Mercier	Director. Mrs. Mercier is a Director of Companies for ING Bank of Canada, Intact Insurance Company, Ontario Teachers Pension Plan and Teekay Shipping Corp.

Douglas McCuaig	Mr. McCuaig joined CGI in 2004 and is currently President, Canada.

Donna Morea	Ms. Morea joined CGI in 2004 and is currently President U.S., India, Europe and Asia. Ms. Morea is a citizen of the United States of America, and her business address is c/o CGI Federal Inc., 12601 Fair Lakes Circle, Fairfax, Virginia 22033.

Luc Pinard	Mr. Pinard joined CGI in 1978 and is currently Executive Vice-President and Chief Technology and Quality Officer.

Michael E. Roach	Director. Mr. Roach was appointed President and Chief Executive Officer of CGI on January 31, 2006. From 2002 to 2006, Mr. Roach was President and Chief Operating Officer of CGI.

Daniel Rocheleau	Mr. Rocheleau joined CGI in 1985 and is currently Executive Vice-President and Chief Business Engineering Officer.

Claude Séguin	Mr. Séguin joined CGI in 2003 and is currently Senior Vice-President, Corporate Development and Strategic Investments.
All of CGI’s executive officers have held the positions set out opposite their names, or other executive or equivalent management functions for CGI or its subsidiaries during the last five years.

DIRECTORS AND EXECUTIVE OFFICERS OF CGI FEDERAL INC.
The current directors and executive officers of CGI-US are listed below. Except as set forth below, the current business address of each person is 12601 Fair Lakes Circle, Fairfax, Virginia 22033.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years
Paul V. Lombardi	Chairman of the Board. Mr. Lombardi is also Chairman of the CGI-US Federal SSA Board. He currently works as a consultant to the federal contracting community and is the former Chief Executive Officer and President of DynCorp International , where he served from 1997 until its sale to Computer Sciences Corporation (CSC) in 2004. He also previously served as Chairman of the Professional Services Council. Mr. Lombardi is a member of several boards of directors and advisors, including NCI Information Systems, Vangent, Inc., Northern Virginia Technology Council and George Mason University School of Engineering and Information Technology.

William Schneider, Jr.	Director. Mr. Schneider has served as President of International Planning Services, Inc. since 1986, and is also on the CGI-US Federal SSA Board. Mr. Schneider is a member of several boards of directors, including BAE Systems, Inc., Evans & Sutherland Computer Corp., Inc., Finmeccanica North America, Inc./DRS Technologies, Inc., MBDA USA, Inc., Meggitt USA, Inc., Selex Galileo, Inc. and WorldSpace, Inc.

George Schindler	Director. President. Mr. Schindler joined CGI-US in 2004 as a Senior Vice President and, since 2006, has served as the President of CGI-US.

James B. Peake	Director. Senior Vice President. Dr. Peake joined CGI-US in 2009 as a director and, in December 2009, became Senior Vice President. Prior to joining CGI-US, Dr. Peake served as Secretary of Veterans Affairs from 2007 to 2009. From 2006 to 2007, he was Chief Medical Officer/Chief Operating Officer of QTC Management, Inc., one of the largest private providers of government-outsourced occupational health and disability examination services in the United States, and from 2004 to 2006, he served as Executive Vice President of Project HOPE, a not-for-profit international humanitarian organization.

R. David Anderson	Director. Mr. Anderson is a citizen of Canada, and his business address is c/o CGI Group Inc., 1130 Sherbrooke Street West, 7th Floor, Montreal, Québec, Canada H3A 2M8. Mr. Anderson joined CGI in 1998. He became Senior Vice-President and Corporate Controller in 2001 and is currently Executive Vice-President and Chief Financial Officer of CGI.

Donna S. Morea	Director. President, U.S., India and Europe. Ms. Morea joined CGI-US in 2004 as President of U.S. Operations.

Michael E. Roach	Director. Mr. Roach is a citizen of Canada, and his business address is c/o CGI Group Inc., 1130 Sherbrooke Street West, 5th Floor, Montreal, Québec, Canada H3A 2M8.

Joseph C. Figini	Director. Mr. joined CGI-US in 2004 as Vice President and General Counsel, U.S. Operations, and is currently Senior Vice President and General Counsel of CGI Technologies and Solutions Inc.

Scott Pfost	Treasurer. Mr. Pfost joined CGI-US in 2005 as Director of Finance.

Christina Marchione	Vice President, Secretary of the Board of Directors. Ms. Marchione joined CGI-US in 2004.

Scott A. Nadeau	Facility Security Officer and Technology Control Officer. Mr. Nadeau joined CGI-US in 2007 as Assistant Facility Security Officer. Prior to joining CGI-US, Mr. Nadeau served as a security specialist for Accenture National Security Services, LLC from 2004 to 2006, and as Assistant Facility Security Officer from 2006 to 2007.

Present Principal Occupation or Employment;
Name	Material Positions Held During the Past Five Years
Kenneth A. Minihan	Director. Mr. Minihan joined CGI-US as a director in 2010.
Except as described above, all of CGI-US’s executive officers have held the positions set out opposite their names, or other executive or equivalent management functions for CGI-US or its subsidiaries during the last five years.